UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Kona Grill, Inc.

(Name of issuer)

Common Stock, par value $0.01
(Title of class of securities)

50047H201

(CUSIP number)

Zheng, Nanyan
c/o Plateno Group Plaza
300 Xinjiaoxi Road, Haizhu District,
Guangzhou, 510310
People’s Republic of China]

(Name, address and telephone number of person authorized to receive notices and communications)

May 2, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 50047H201		Page 1 of 9 Pages

1	NAME OF REPORTING PERSONS Zheng, Nanyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF	7	SOLE VOTING POWER 2,651,261 (See Item 5)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,651,261 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,651,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Percentage calculated based on total 10,112,753 shares of Common Stock outstanding as of May 2, 2018, and the additional 2,651,261shares of Common Stock issued pursuant to the Subscription Agreement and 492,997 shares of Common Stock issued pursuant to the subscription agreement dated May 2, 2018 by and between the Issuer and Berke Bakay (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the U.S. Securities and Exchange Commission by the Issuer on May 7, 2018).

SCHEDULE 13D
CUSIP No. 50047H201		Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Ahwanova Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER 2,651,261 (See Item 5)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,651,261 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,651,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2) Percentage calculated based on total 10,112,753 shares of Common Stock outstanding as of May 2, 2018, and the additional 2,651,261shares of Common Stock issued pursuant to the Subscription Agreement and 492,997 shares of Common Stock issued pursuant to the subscription agreement dated May 2, 2018 by and between the Issuer and Berke Bakay (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the U.S. Securities and Exchange Commission by the Issuer on May 7, 2018).

SCHEDULE 13D
CUSIP No. 50047H201		Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Wisdom Sail Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 2,651,261 (See Item 5)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,651,261 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,651,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(3) Percentage calculated based on total 10,112,753 shares of Common Stock outstanding as of May 2, 2018, and the additional 2,651,261shares of Common Stock issued pursuant to the Subscription Agreement and 492,997 shares of Common Stock issued pursuant to the subscription agreement dated May 2, 2018 by and between the Issuer and Berke Bakay (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the U.S. Securities and Exchange Commission by the Issuer on May 7, 2018).

SCHEDULE 13D
CUSIP No. 50047H201		Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Audrey & Aaron Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER 2,651,261 (See Item 5)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,651,261 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,651,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(4) Percentage calculated based on total 10,112,753 shares of Common Stock outstanding as of May 2, 2018, and the additional 2,651,261shares of Common Stock issued pursuant to the Subscription Agreement and 492,997 shares of Common Stock issued pursuant to the subscription agreement dated May 2, 2018 by and between the Issuer and Berke Bakay (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the U.S. Securities and Exchange Commission by the Issuer on May 7, 2018).

Page 5 of 9 Pages

SCHEDULE 13D

Introductory Note

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined in Item 2 below), relating to shares of the Common Stock (as defined in Item 1 below) of the Issuer (as defined in Item 1 below).

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 1. Security and Issuer

This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Kona Grill, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer is 15059 North Scottsdale Road, Suite 300, Scottsdale, Arizona 85254.

Item 2. Identity and Background

This statement is filed by: (a) Mr. Zheng, Nanyan (“Mr. Zheng”), (b) Ahwanova Limited (“ Ahwanova”), (c) Wisdom Sail Limited (“Wisdom Sail”) and (d) Audrey & Aaron Holdings Limited (“Audrey & Aaron Holdings”, together with Mr. Zheng, Ahwanova, Wisdom Sail, collectively, the “ Reporting Persons”).

Mr. Zheng is a citizen of People’s Republic of China and is a director of the Issuer’s board of directors (the “Board”).

Ahwanova is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Wisdom Sail. The principal business of Ahwanova is that of an investment holding company.

Wisdom Sail is a company incorporated under the laws of the Cayman Islands and is wholly-owned by Audrey & Aaron Holdings. The principal business of Wisdom Sail is that of an investment holding company.

Audrey & Aaron Holdings is a company incorporated under the laws of the British Virgin Islands and is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Mr. Zheng. The beneficiaries of The Happy Family Trust are Mr. Zheng, Mr. Zheng’s wife (namely, Li, Sha), and Mr. Zheng’s two children (namely, Zheng, Ruida and Zheng, Ruixi).

The principal address of each of the Reporting Persons is c/o Plateno Group Plaza, 300 Xinjiaoxi Road, Haizhu District, Guangzhou, People’s Republic of China.

None of the Reporting Persons has, during the last five years, been either (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Page 6 of 9 Pages

Item 3. Source and Amount of Funds

The Reporting Persons, in the aggregate, have invested US$4,732,500.88 in the Issuer for the acquisition of 2,651,261 shares of newly issued Common Stock in the Issuer. Such acquisition was funded with cash from Mr. Zheng’s personal funds.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Common Stock reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock and debt securities convertible into the Common Stock.

In addition, the Reporting Persons has suggested Mr. Zheng as a director of the Board. The Reporting Persons believe that it is important to have a significant beneficial owner of the Issuer’s Common Stock, such as Mr. Zheng, to be a director of the Board and represent the interests of the stockholders in the current environment.

The Reporting Persons intend to engage in communications with the Issuer and one or more officers, directors or representatives of the Issuer, and may in the future engage in communications with one or more stockholders of the Issuer and other relevant parties, regarding the Issuer, which may include, but not be limited to, its operations, its business strategies, its capital structure, its strategic direction and alternatives, the composition of the Board and management, and related topics. As part of such communications, the Reporting Persons may advocate one or more positions.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer

(a)     Ahwanova is the beneficial owner of the 2,651,261 shares of Common Stock it beneficially holds, which represents 19.9% of the Issuer’s outstanding shares of Common Stock. Ahwanova is wholly-owned by Wisdom Sail, which in turn is wholly-owned by Audrey & Aaron Holdings, which, then, in turn, is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Mr. Zheng. The beneficiaries of The Happy Family Trust are Mr. Zheng, Mr. Zheng’s wife (namely, Li, Sha), and Mr. Zheng’s two children (namely, Zheng, Ruida and Zheng, Ruixi). Therefore, pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Audrey & Aaron Holdings, Wisdom Sail, and Mr. Zheng may each be deemed to beneficially own the 2,651,261 shares of Common Stock held by Ahwanova, which represents 19.9% of the Issuer’s outstanding shares of Common Stock.

(b)     Ahwanova has the sole power to vote and dispose of the 2,651,261 shares of Common Stock it holds. Ahwanova is wholly-owned by Wisdom Sail, which in turn is wholly-owned by Audrey & Aaron Holdings. Therefore, pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Audrey & Aaron Holdings and Wisdom Sail may be deemed to have voting and dispositive power with respect to and have beneficial ownership of the 2,651,261 shares of Common Stock held by Ahwanova. Mr. Zheng, as the sole director of each of Ahwanova, Wisdom Sail and Audrey & Aaron Holdings, may deemed to have voting and dispositive power with respect to and have beneficial ownership of the 2,651,261 shares of Common Stock held by Ahwanova. Additionally, pursuant to Rule 13d-3(a) under the Act, the Reporting Persons may be deemed to share voting and dispositive power with respect to the underlying shares of the Options (as defined below) pledged by Berke Bakay to Ahwanova pursuant to the Option Pledge Agreement (as defined below). The Reporting Persons expressly disclaim beneficial ownership of such shares pursuant to Rule 13d-4 under the Act.

Page 7 of 9 Pages

(c)     Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Common Stock during the past 60 days.

(d)     No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e)     Not Applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subscription Agreement

On May 2, 2018, the Issuer and Wisdom Sail entered into a subscription agreement (the “Subscription Agreement”), pursuant to which Wisdom Sail is entitled to subscribed for 2,651,261 newly issued shares of Common Stock issued by the Issuer for an aggregate purchase price of US$4,732,500.88. Under the Subscription Agreement, the subscription price of the new Common Stock is US$1.785 per share.

Assignment Agreement

On May 3, 2018, Wisdom Sail and Ahwanova entered into an assignment agreement (the “Assignment Agreement”), pursuant to which Wisdom Sail assigned all its rights and obligations under the Subscription Agreement to Ahwanova. On May 4, 2018, Ahwanova subscribed for 2,651,261 newly issued shares of Common Stock issued by the Issuer for an aggregate purchase price of US$4,732,500.88.

Registration Rights Agreement

On May 4, 2018, Ahwanova entered into a registration rights agreement with the Issuer and Berke Bakay (the “Registration Rights Agreement”), pursuant to which Ahwanova has certain rights to require the Issuer to register any Common Stock that are owned by Ahwanova and were acquired from the Issuer pursuant to the Subscription Agreement. Pursuant to the Registration Rights Agreement, Ahwanova has certain “piggy-back” registration rights and the right to request the Issuer to file a shelf registration statement under the Registration Rights Agreement. The Issuer will bear all expenses relating to registration, other than underwriting discounts, commissions and fees, and certain other fees, and agrees to indemnify Ahwanova against certain losses in connection with the registration.

Loan and Pledge Arrangement.

On May 2, 2018, Berke Bakay and Wisdom Sail, entered into an instrument constituting the issue of a secured loan note (the “Loan Note Instrument”), pursuant to which the Berke Bakay agreed to issue to the Wisdom Sail a loan note in the aggregate principal amount of US$880,000.00 upon the terms and conditions set out in the Loan Note Instrument (the “Loan Note”). This loan has a term of 60 months and bears an interest rate of 5% per annum.

On May 4, 2018, Wisdom Sail assigned and transferred its rights and obligations under the Loan Note to Ahwanova by issuing a loan note transfer to Ahwanova.

Page 8 of 9 Pages

On May 4, 2018, Ahwanova and the Berke Bakay entered into a pledge agreement (the “Option Pledge Agreement”), pursuant to which Berke Bakay pledges and grants to Ahwanova a lien on and security interest in and to all of the right, title and interest of Berke Bakay in the 269,982 stock options to acquire the Common Stock of the Issuer (the “Options”) together with the ancillary rights, entitlements and benefits of the Options upon the terms and conditions set out in the Option Pledge Agreement.

Item 7.Material to be Filed as Exhibits

Exhibit 99.1. Joint Filing Agreement dated May 11, 2018, among the Reporting Persons (filed herewith).

Exhibit 99.2. Subscription Agreement dated May 2, 2018, by and among the Issuer and Wisdom Sail (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the U.S. Securities and Exchange Commission by the Issuer on May 7, 2018).

Exhibit 99.3 Assignment Agreement dated May 3, 2018, by and among Wisdom Sail and Ahwanova (filed herewith).

Exhibit 99.4 Registration Rights Agreement dated May 4, 2018, by and among the Issuer, Ahwanova and Berke Bakay (incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the U.S. Securities and Exchange Commission by the Issuer on May 7, 2018).

Exhibit 99.5 Loan Note Instrument dated May 2, 2018, by and among Wisdom Sail and Berke Bakay (filed herewith).

Exhibit 99.6 Loan Note Transfer dated May 4, 2018, issued by Wisdom Sail to Ahwanova (filed herewith).

Exhibit 99.7 Pledge Agreement dated May 4, 2018, by and among Ahwanova and Berke Bakay(filed herewith).

Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 11, 2018

By:      /s/ Zheng, Nanyan

Name: Zheng, Nanyan

Ahwanova Limited

By: /s/ Zheng, Nanyan

Name: Zheng, Nanyan

Title: Director

Wisdom Sail Limited

By: /s/ Zheng, Nanyan

Name: Zheng, Nanyan

Title: Director

Audrey & Aaron Holdings Limited

By: /s/ Zheng, Nanyan

Name: Zheng, Nanyan

Title: Director